UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from __________ to ___________

Commission file number 1-13648

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Balchem Corporation 401(k) Plan

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Balchem Corporation
52 Sunrise Park Road
New Hampton, NY 10958

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

4.          In lieu of requirements of Items 1-3, the Balchem Corporation 401(k) Plan (“the Plan”) is subject to the requirements of the Employee Retirement Insurance Security Act of 1974, as amended (“ERISA”).  Attached hereto are the financial statements of the Balchem Corporation 401(k) Plan for the fiscal year ended December 31, 2015, prepared in accordance with financial reporting requirements of ERISA.

EXHIBITS:

1.          Financial Statements of the Balchem Corporation 401(k) Plan for the fiscal year ended December 31, 2015, prepared in accordance with the financial reporting requirements of ERISA.

23.        Consent of RSM US LLP, Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23	Consent of RSM US LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2016	BALCHEM CORPORATION
401(k) Plan

	By:	Balchem Corporation,
Plan Administrator

By:/s/ Theodore L. Harris
Theodore L. Harris, President,
Chief Executive Officer

By:/s/ William A. Backus
William A. Backus,
Chief Financial Officer

BALCHEM CORPORATION
401(k) PLAN

Financial Statements
and Supplemental Schedules

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm)

BALCHEM CORPORATION
401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Balchem Corporation 401(k) Plan
New Hampton, New York

We have audited the accompanying statements of net assets available for benefits of Balchem Corporation 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP
New York, NY
June 23, 2016

BALCHEM CORPORATION
401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets:
Investments at fair value (Note 3)	$62,566,654	$48,854,640
Receivables:
Employer contribution	536,849	621,582
Employee contribution	43,971	—
Promissory notes receivable from participants	971,035	753,578
Net assets available for benefits	$64,118,509	$50,229,800

See Notes to Financial Statements.

BALCHEM CORPORATION
401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2015

2015
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments (Note 4)	$(1,952,012)
Interest and dividend income	930,898
(1,021,114)

Interest income - promissory notes receivable from participants	48,031

Contributions:
Participant and rollovers	3,800,020
Employer	2,406,675
6,206,695
Total additions	5,233,612
Deductions from net assets attributed to:
Benefits paid to participants	(4,557,234)
Fees, net	(111,349)
Total deductions	(4,668,583)
Net increase in net assets available for benefits	565,029
Transfer in of plan assets due to merger	13,323,680
Net assets available for benefits at beginning of year	50,229,800
Net assets available for benefits at end of year	$64,118,509

See Notes to Financial Statements.

BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Note 1 – Description of the Plan

The following description of the Balchem Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is principally a participant directed, defined contribution plan, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The 401(k) portion and Safe Harbor Matching of the Plan covers all active employees of Balchem Corporation (the “Company”) who have completed two months of service, as defined, and are 18 years of age or older, except those who are currently covered by a collective bargaining agreement. Employees may enroll in the Plan on the first day of the month after they become eligible to participate.

The Company non-elective contribution portion of the Plan covers all active employees who have completed 1,000 hours of service, as defined, are 18 years of age or older, and are active employees of the Company at December 31.

Plan Mergers and Transfers

For the plan year ended December 31, 2015, the Company transferred assets and merged the Plan of Performance Chemicals & Ingredients Company (d/b/a Sensory Effects) into the plan.   Transfers from participants were $13,323,680 which included $101,539 of promissory notes receivable from participants.

Administrative Expenses

The Company pays administrative and record keeping fees for the Plan. Plan participants are required to pay fees for participant loans and certain brokerage fees for transactions pertaining to investments in Balchem Corporation common stock.

Contributions

Participants are allowed to contribute annually, in pre-tax dollars, a percentage of compensation as defined by the Plan, up to the maximum of the lesser of 75% of their eligible compensation or the annual limit allowed by the Internal Revenue Code (“IRC”) – ($18,000 in 2015 and $17,500 in 2014). Participants 50 years and older may opt to contribute additional catch-up contributions up to $6,000 for the year ended December 31, 2015 and $5,500 for the year ended December 31, 2014. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. For the year ended December 31, 2015, $866,295 of rollover contributions was included in participant contributions. Participants direct the investment of their contributions into various investment options offered by the Plan.  To maintain “safe harbor” status, the employer will make a safe harbor matching contribution equal to 100% of the elective deferrals

BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

that do not exceed 6% of compensation, and the safe harbor matching contribution is 100% vested. In 2015, the Company was able to make discretionary profit sharing contributions of 1.2% of eligible compensation at the option of the Company’s board of directors. Employer matching contributions are made in cash which is then used to purchase Balchem Corporation common stock. Matching contributions are subject to the vesting schedule described on the following page. Included in employer’s contribution receivable as of December 31, 2015 and 2014 were discretionary Company profit sharing contributions made in April 2016 and February 2015 for the 2015 and 2014 Plan years totaling $502,726 and $621,582, respectively, and a Company Safe Harbor contribution of $34,123 for the year ended December 31, 2015.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contributions and plan earnings or losses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are 100% vested in their contributions (including rollovers) and safe harbor contributions, plus actual earnings or losses thereon. Vesting in the Company non-elective contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service, as defined. A participant becomes 100% vested after three years of service, except for employees hired as part of certain acquisitions, whose prior credited service is used in determining the vested portion of such matching contributions.  The vested percentage for certain employer contributions is based on vesting years of service.  Participants employed as of January 1, 2015 are 100% vested in match contributions received prior to January 1, 2015 and participants hired prior to that date will remain subject to 100% vesting in all non-elective contributions, prior and ongoing.

Investment Options

Upon enrollment in the Plan, participants may direct employee contributions to the various investment options administered by Prudential Retirement Insurance and Annuity Company (“PRIAC”) and a maximum of 10% of a participant’s contribution to Balchem Corporation common stock Fund. Employer matching contributions are made in cash which is then used to purchase Balchem Corporation common stock. Discretionary contributions are made from the Company’s cash reserves.

Promissory Notes Receivable from Participants

Promissory notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms extend up to five years or between five and ten years for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts

BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

and bear interest at a fixed rate based on the prime rate plus 2% at the time of loan origination and range from 4.25% to 10.25% at December 31, 2015. Principal and interest are paid ratably through payroll deductions. No allowance for credit losses has been recorded at December 31, 2015 or 2014. In the event of default, such loans are reportable to Plan participants as taxable income but remain outstanding and continue to accrue interest until repaid by the Plan participant or the participant becomes eligible to receive a distribution under the terms of the Plan.

Payment of Benefits

On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement, the participant may elect to receive annual installments over a period not to exceed the participant’s lifetime, or the joint lifetime of the participant and the participant’s spouse, or an annuity contract.

Income (Loss) Allocations

Investment income (loss) for an accounting period shall be allocated to participants’ accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account, less any loans issued or other deductions during the period.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts must first be used to pay Plan expenses and then allocated subsequent to the Plan year end to all active participant accounts employed at the Plan year end who completed at least 1,000 hours of service during the Plan year. Forfeited non-vested accounts at December 31, 2015 and 2014 totaled $47,410 and $46,510, respectively.

Plan Amendment

Effective January 1, 2015, the plan was amended to adopt a Section 401(k) safe harbor design, which means that the plan automatically complies with the nondiscrimination requirements of the Internal Revenue Code Section 401.  The Company will provide for a fully vested 100% matching contribution on up to 6% of elective deferrals that do not exceed compensation. Additionally, the Plan name was changed to the Balchem Corporation 401(k) Plan.

Note 2 – Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Risks and Uncertainties

BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

The assets of the Plan at December 31, 2015 and 2014 are primarily financial instruments which are monetary in nature. The Plan invests in funds managed by third-parties, Balchem Corporation common stock and an investment contract. These investments are subject to risk conditions of the individual investments’ objectives, the stock market, interest rates, economic conditions, world affairs and, in the case of the Balchem Corporation common stock, the results of operations and other risks specific to Balchem Corporation. Due to the level of risk associated with certain investment changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Investment Contracts

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measure attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract through the Guaranteed Income Fund. The Statements of Net Assets Available for Benefits presents the fair value of the Plan’s investments as the contract value for the fully benefit-responsive investment contract, as the contract value approximates fair value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contract.

The Guaranteed Income Fund is recorded at contract value, which approximates fair value. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 1.95% for 2015 and 2.05% for 2014. The average crediting interest rate for these guaranteed funds is reset semiannually by the issuer but cannot be less than zero and was 1.95% at December 31, 2015 and 2.05% at December 31, 2014. There are no events that limit the ability of the Plan to transact at contract value with PRIAC (see definition earlier). The Guaranteed Income Fund does not have a maturity date and there are no instances that allow Prudential to terminate the agreement (contract).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Guaranteed Income Fund is stated at contract value, which approximates fair value. Common stocks and Registered Investment Companies are valued based upon quoted market prices.

BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that could affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for benefits and disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)." This ASU removes the requirement to make certain disclosures as well as categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share. The provisions of this ASU are effective for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years. Early adoption is permitted, and retrospective application is required. This amendment is applicable beginning in fiscal year 2016. Other than requiring a change to disclosures, the adoption of this standard is not expected to have a material impact on the financial statements.

In July 2015, the FASB issued ASU No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient." Part I of this ASU eliminates the requirements to measure fully benefit-responsive investment contracts at fair value. Contract value will be the only required measure for fully benefit-responsive investment contracts. Part II of this ASU eliminates the requirements to disclose (i) individual investments that represent five percent or more of net assets available for benefits and (ii) the net appreciation or depreciation in fair value of investments by general type. In addition, the disclosure of information about fair value measurements shall be provided by general type of investment. Part III of this ASU is not applicable to the Plan. The provisions of this ASU are effective for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years. Early adoption is permitted, and retrospective application is required for Parts I and II. This amendment is applicable beginning in fiscal year 2016. Other than requiring a change to disclosures, the adoption of Part I and Part II of this standard are not expected to have a material impact on the financial statements.

BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Subsequent Events

The Company acquired Albion International, Inc. on February 1, 2016.

Note 3 – Fair Value Measurements

Fair Value Measurements

The Plan accounts for its investments in accordance with ASC 820, “Fair Value Measurements and Disclosures.” The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Market data or assumptions about risk and the risks inherent in the inputs are used in the valuation technique. These inputs can be readily observable, market corroborated or generally observable. Primarily the market approach for recurring fair value measurements is applied and also endeavors to utilize the best available information. Accordingly, the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs are utilized. Fair value balances have been classified based on the observance of those inputs into the fair value hierarchy levels as set forth in the fair value accounting guidance.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Balchem Corporation Common Stock: Valued at the closing price as quoted on the Nasdaq Global Market on the last business day of the Plan year and is classified as a Level 1 investment.

BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Registered Investment Companies: Valued at the quoted closing market price on the last business day of the Plan year and are classified as Level 1 investments.

Guaranteed Income Fund: Valued at contract value, which approximates fair value and is classified as a Level 3 investment, given the unobservable inputs used to determine contract value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputes (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common Stock of Balchem Corporation	$15,677,086	$-	$-	$15,677,086

Registered Investment Companies:
Large cap funds	12,318,572	-	-	12,318,572
Mid cap funds	3,740,579	-	-	3,740,579
Small cap funds	2,753,032	-	-	2,753,032
International/Global funds	4,600,312	-	-	4,600,312
Fixed income funds	3,889,712	-	-	3,889,712
Moderate allocation	7,361,279	-	-	7,361,279
Total Registered
Investment Companies	34,663,486	-	-	34,663,486

Guaranteed Income Fund	-	-	12,226,082	12,226,082
Total Assets at Fair Value	$50,340,572	$-	$12,226,082	$62,566,654

BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

	Assets at Fair Value as of December 31, 2014

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputes (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common Stock of Balchem Corporation	$16,255,761	$-	$-	$16,255,761

Registered Investment Companies:
Large cap funds	7,028,110	-	-	7,028,110
Mid cap funds	2,525,282	-	-	2,525,282
Small cap funds	2,023,834	-	-	2,023,834
International/Global funds	2,931,153	-	-	2,931,153
Fixed income funds	1,311,477	-	-	1,311,477
Moderate allocation	7,674,768			7,674,768
Total Registered
Investment Companies	23,494,624	-	-	23,494,624

Guaranteed Income Fund	-	-	9,104,255	9,104,255
Total Assets at Fair Value	$39,750,385	$-	$9,104,255	$48,854,640

The Company evaluates the significance of various inputs to assess the appropriate classification of the Plan’s investments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. Transfers between levels are evaluated for their significance based upon the nature of the investments and size of the transfer relative to the net assets available for benefits. The Plan's policy is to recognize transfers in and/or out of fair value hierarchy levels as of the beginning of the reporting period in which the event or change in circumstances causing the transfer occurred. As such, a change in fair value classification and transfer to Level 3 is reported at the beginning of the reporting period.

The following table sets forth the summary of changes in the fair value of Level 3 investments for the years ended December 31, 2015:

BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Guaranteed Income Fund
Balance at December 31, 2014	$9,104,255
Interest income	229,992
Purchases	4,390,779
Sales	(1,498,944)
Balance at December 31, 2015	$12,226,082

The following table provides information about significant unobservable inputs related to the Plan’s Guaranteed Income Fund as of December 31, 2015 and 2014:

Contract Type	Fair Value as of 12/31/15	Valuation Technique	Significant Unobservable Inputs	Range of Net Crediting Interest Rates
Custodial Guaranteed Interest Contract	$12,226,082	Fair value approximates contract value	Composite Crediting Rate	Gross Guaranteed Crediting Rate must be greater than or equal to the contractual minimum crediting rate of 1.50%
Contract Type	Fair Value as of 12/31/14	Valuation Technique	Significant Unobservable Inputs	Range of Net Crediting Interest Rates
Custodial Guaranteed Interest Contract	$9,104,255	Fair value approximates contract value	Composite Crediting Rate	Gross Guaranteed Crediting Rate must be greater than or equal to the contractual minimum crediting rate of 1.50%

Note 4 – Investments

Investments at December 31, 2015 and 2014 consisted of:

	2015	2014

Guaranteed Income Fund	$12,226,082	$9,104,255
Registered Investment Companies	34,663,486	23,494,624
Balchem Corporation Common Stock*	15,677,086	16,255,761
	$62,566,654	$48,854,640

The following represents investments that represent 5% or more of the Plan’s net assets:

BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

	2015	2014

Balchem Corporation Common Stock*	$15,677,086	$16,255,761
Guaranteed Income Fund	12,226,082	9,104,255
Vanguard Total Stock Market Index Fund	6,214,685	4,243,806
AM Fund American Bal R6	7,361,279	7,674,768
American Funds EuroPacific Fund	3,374,923	-

* A portion of the Balchem Corporation Common Stock is nonparticipant-directed.

During the year ended December 31, 2015, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Registered Investment Companies	$(609,707)
Balchem Corporation Common Stock	(1,342,305)
$(1,952,012)

Note 5 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	Year Ended December 31,	Year Ended December 31,
Balchem Corporation Capital Stock:	2015	2014
Change in net assets:
Contributions	$1,915,035	$528,624
Dividends and interest	73,351	67,726
Net appreciation (depreciation)	(1,218,534)	1,746,608
Benefits paid to participants	(782,056)	(886,640)
Transfers to participant-directed investments	(408,628)	(530,408)
Net increase (decrease)	(420,832)	925,910
Net assets at beginning of year	14,696,146	13,770,236
Net assets at end of year	$14,275,314	$14,696,146

Note 6 – Parties-In-Interest

BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

As of December 31, 2015 and 2014, the Plan held 257,847 and 243,934 shares of Balchem Corporation common stock, respectively, with a market value of $15,677,086 and $16,255,761 at December 31, 2015 and 2014, respectively. Certain Plan investments are shares of various funds managed by PRIAC. PRIAC is the trustee of the Plan and, therefore, these transactions are considered party-in-interest transactions. Promissory Notes Receivable from Participants are also considered to be party-in-interest transactions.

Note 7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 8 – Income Tax Status

The Plan has received a favorable determination letter dated March 31, 2008 from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the IRC and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan accounts for uncertainty in income taxes utilizing ASC 740-10. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Note 9 – Reconciliation to Form 5500

	2015	2014

Net assets available for benefits per the financial statements:	$64,118,509	$50,229,800
Differences in:
Investments	971,035	753,578
Promissory notes receivable from participants	(971,035)	(753,578)
Net assets available for benefits per Form 5500	$64,118,509	$50,229,800

Form 5500 includes the participant loans in the investment classification, while they are classified separately as promissory notes receivable from participants on the financial statements.

BALCHEM CORPORATION
401(k) PLAN
Supplemental Information
December 31, 2015

Schedule H, Part IV, Line 4(i) – Schedule of Assets
Held at End of Year

Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Current value (2)
Prudential Retirement Insurance and Annuity Company Guaranteed Income Fund (1)	Units of participation in Guaranteed Income Fund – 292,260 units	$12,226,082
Balchem Corporation Common Stock (1)	Units of participation in Balchem Corporation Common Stock – 257,847 units	15,677,086
Goldman Sachs Small Cap Value Instl	Shares of a Mutual Fund - Goldman Sachs Small Cap Value Instl – 19,611 shares	978,405
Columbia Dividend Income Y Fund	Shares of a Mutual Fund - Columbia Dividend Income Y Fund – 139,434 units	2,488,900
American Century Growth Institution	Shares of a Mutual Fund - American Century Growth Institution – 77,380 units	2,203,768
American Funds EuroPacific Fund	Shares of a Mutual Fund - American Funds EuroPacific Fund –74,469 units	3,374,923
Vanguard Total Bond Index	Shares of a Mutual Fund -Vanguard Total Bond Index – 187,161 units	1,991,389
Vanguard Total Stock Admiral	Shares of a Mutual Fund -Vanguard Total Stock Admiral – 58,219 units	1,411,219
Vanguard Total St Mark	Shares of a Mutual Fund -Vanguard Total St Mark –122,360 units	6,214,685
Vanguard Selected Val Inv	Shares of a Mutual Fund -Vanguard Selected Val Inv – 45,474 units	1,175,499
Dreyfus Sel Mgr SC GR I	Shares of a Mutual Fund -Dreyfus Sel Mgr SC GR I – 81,405 units	1,774,627
Pioneer Bond K	Shares of a Mutual Fund -Pioneer Bond K – 199,613 units	1,898,323
Artisan Mid Cap Instl	Shares of a Mutual Fund -Artisan Mid Cap Instl – 60,185 units	2,565,080
Templeton Global Bond R6	Shares of a Mutual Fund -Templeton Global Bond R6 – 106,278 units	1,225,389
AM Fnd American Bal R6	Shares of a Mutual Fund -AM Fnd American Bal R6 – 308,779 units	7,361,279

Promissory Notes Receivable from Participants(1)	Interest rates range from 4.25% to 10.25%	971,035
	Total	$63,537,689

(1)	Parties-in-interest
(2)	All investments held are participant directed except for 234,792 shares/units of Balchem Corporation Common Stock with a cost of $4,644,517 and fair market value of $14,275,314 as of December 31, 2015.

BALCHEM CORPORATION
401(k) PLAN
Supplemental Information
December 31, 2015

Schedule H, Part IV, Line 4(j) – Schedule of Reportable Transactions

Identity of Party Involved	Description of Asset (including interest rate and maturity in case of a loan)	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (or loss)
Individual Transactions in excess of 5% of plan assets:
Prudential Retirement Insurance and Annuity Company (1)	Guaranteed Income Fund	2,632,768	—	2,632,768	2,632,768	—
Prudential Retirement Insurance and Annuity Company (1)	Moneymart A	13,120,601	—	13,120,601	13,120,601	—
Prudential Retirement Insurance and Annuity Company (1)	Moneymart A	—	13,120,601	13,120,601	13,120,601	—
Series of Non-Securities Transactions in excess of 5% of plan assets:
Prudential Retirement Insurance and Annuity Company (1)	Guaranteed Income Fund	4,500,090	—	4,500,090	4,500,090	—
Series of Securities Transactions in excess of 5% of plan assets:
Prudential Retirement Insurance and Annuity Company (1)	Moneymart A	13,120,601	—	13,120,601	13,120,601	—
Prudential Retirement Insurance and Annuity Company (1)	Moneymart A	—	13,120,601	13,120,601	13,120,601	—

(1)	Parties-in-interest